February 28, 2011

Via Edgar

Jennifer Thompson
Accounting Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4628

Re:	Solar Acquisition Corp.
Form 10-Q for the Fiscal Quarter Ended September 30, 2010
Filed November 19, 2010
Form 8-K/A filed January 25, 2011
File No. 1-344-38

Dear Ms. Thompson:

This letter shall serve as a reply to your letter dated January 31, 2011 concerning Solar Acquisition Corp. (the “Company”).

Form 10-Q for the Fiscal Quarter Ended September 30, 2010

The Company has amended its Form 10-Q for the Fiscal Quarter Ended September 30, 2010 to provide certifications under Exhibit 31.1 that use the exact language that appears in Item 601(b)(31) of Regulation S-K.  Such report (including the certifications are signed and dates as of a current date).

Form 8-K/A filed January 25, 2011

In consideration of ASC 805-10-55-4 through 55-9, the Company has determined that the acquisition of Clean Power, Inc. (“Clean Power”) was of a business, and the transaction should be accounted as a reverse acquisition, in accordance with ASC 805-40, as Clean Power is the accounting acquirer and acquired a controlling interest.

The Company is in the process of its audit of Clean Power and will be disclosing proforma information regarding this acquisition.  The acquisition / merger occurred on January 11, 2011, and the Company will be issuing its Form 10-K with a subsequent footnote with proforma information of the combined entities, as if the transaction occurred at the beginning of the year.

Clean Power had operations but no revenue at the time of the acquisition.

Since our purchase will be treated as a reverse acquisition, we will not be allocating the purchase price to goodwill or to the assets of Clean Power.  Clean Power’s assets will remain at their historical and fair value basis.

If you have any questions or additional requests please contact the undersigned at the number above.

Very truly yours,

Jeffrey M. Stein

Cc: Weiliang Liu